Exhibit (a)(5)(D)

Text Message Template to Holders of Shares and Shares represented by ADSs

This is a reminder text regarding your Class B shares (Shares) or American Depository Shares (ADSs) of QIWI plc. Please note that there is a third-party voluntary cash tender offer for the Shares and ADSs expiring on December 22, 2022, pursuant to a Schedule TO filed with the Securities and Exchange Commission. If you wish to participate, please contact your broker. CUSIP Reference: 74735M108

For assistance or to ask any questions, please email Alliance Advisors, the information agent for the tender offer, at qiwi@allianceadvisors.com or call at 877-587-1963 between the hours of 9am and 5pm ET, Monday through Friday.

Important information about the Offer is available on the SEC’s EDGAR website here: [Hyperlink to Schedule TO filing]

To prevent any more texts, please contact us at the above details, and we will remove you from any future communications.

Thank you

Alliance Advisors